EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

MegaBingo, Inc., a Delaware corporation

MGAM Systems, Inc., a Delaware corporation

MGAM Services, LLC, a Delaware limited liability company

Innovative Sweepstakes Systems, Inc., a Delaware corporation

MGAM Systems International, Inc., a Delaware corporation

MegaBingo International, LLC, a Delaware limited liability company

Multimedia Games de México 1 S. de R.L. de C.V., a Mexican entity

Servicios de Wild Basin S. de R.L. de C.V., a Mexican entity